Exhibit 99.1

Nisun International Closes $77 Million Underwritten Public Offering of Common Shares and Pre-Funded Warrants to Purchase Common Shares

SHANGHAI, Dec. 15, 2021 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd ("Nisun International" or the "Company") (Nasdaq: NISN), a provider of innovative comprehensive solutions through the integration of technology, industry, and finance, today announced the closing of a firm commitment underwritten public offering of 19.25 million Class A common shares and pre-funded warrants to purchase Class A common shares ("Offering"), with gross proceeds to the Company to be $77 million, before deducting underwriting discounts and commissions and other estimated expenses payable by the Company. The pre-funded warrants shall be offered at the same $4.00 price per share as the common shares, less the $0.001 per share exercise price of each pre-funded warrant. The Company intends to use the net proceeds from this offering for general corporate purposes, including, but not limited to, working capital and other business opportunities.

Aegis Capital Corp. acted as the sole book-running manager for the offering.

The Offering is being made pursuant to an effective shelf registration statement on Form F-3 (No. 333-256550) previously filed with the U.S. Securities and Exchange Commission (the "SEC") and declared effective by the SEC on June 21, 2021. A final prospectus supplement and accompanying prospectus describing the terms of the proposed Offering has been filed with the SEC and will be available on the SEC's website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010. Before investing in this Offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and the Offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including the closing of the offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Tel: +86 (21) 2357-0055

Email: ir@cnisun.com

ICR, LLC

Tel: +1 203 682 8233

Email: nisun@icrinc.com